Exhibit 99.3

LETTER TO BROKERS, DEALERS,

COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES

Offer To Exchange

Warrants to Acquire Shares of Class A Common Stock

of

AlTi Global, Inc.

for

Shares of Class A Common Stock of AlTi Global, Inc.

and Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON June 2, 2023 OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND. THE WARRANTS (AS DEFINED BELOW) OF THE COMPANY TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

May 5, 2023

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Enclosed are the Prospectus/Offer to Exchange dated May 5, 2023 (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), which together set forth the offer by AlTi Global, Inc., a Delaware corporation (the “Company,” “we,” “our” and “us”), to each holder of the Company’s warrants (the “Warrant Holder”) to receive 0.25 shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”) in exchange for each Warrant (as defined below) of the Company tendered by the Warrant Holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will expire at one minute after 11:59 p.m., Eastern Time, on June 2, 2023, or such later time and date to which the Company may extend the Offer. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period,” and the date and time at which the Offer Period ends is referred to as the “Expiration Date”. Defined terms used but not defined in this letter shall have the meanings given to them in the accompanying Prospectus/Offer to Exchange.

The Offer is being made to all holders of the Company’s Warrants. The Warrants sold as part of the units in Cartesian Growth Corporation’s (“Cartesian”) initial public offering on February 23, 2021 (“IPO”) (whether they were purchased in the IPO or thereafter in the open market) are referred to herein as the “Public Warrants.” The Warrants sold as part of the units in a private placement that occurred simultaneously with the IPO are referred to herein as the “Private Warrants.” The Public Warrants and Private Warrants are collectively referred to as the “Warrants.” Each Warrant entitles the holder to purchase one share of our Class A Common Stock at a price of $11.50 per share, subject to adjustment. The terms of the Private Warrants are identical to the Public Warrants, except that the Private Warrants are exercisable for cash or on a cashless basis and are not redeemable by the Company, in each case, so long as they are still held by CGC Sponsor LLC or its permitted transferees. The Public Warrants are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ALTIW.” As of April 25, 2023, an aggregate of 19,892,387 Warrants were outstanding, consisting of 10,992,453 Public Warrants and 8,899,934 Private Warrants. Pursuant to the Offer, the Company is offering up to an aggregate of 4,973,096 shares of Class A Common Stock in exchange for all of the Warrants.

Each holder whose Warrants are exchanged pursuant to the Offer will receive 0.25 of shares of Class A Common Stock for each Warrant tendered by such holder and exchanged. Any Warrant Holder that participates in the Offer may tender fewer than all of its Warrants for exchange.

No fractional shares of Class A Common Stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any Warrant Holder who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of our Class A Common Stock on Nasdaq on the last trading day of the Offer Period. Our obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered Warrants.

Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Public Warrants and the Private Warrants to amend that certain Amended and Restated Warrant Agreement, dated as of January 3, 2023 (the “Warrant Agreement”), by and between the Company (formerly known as Cartesian Growth Corporation) and Continental Stock Transfer & Trust Company, which governs all of the Warrants, to: (i) permit the Company to require that each Warrant (including each Private Placement Warrant) that is outstanding upon the closing of the Offer be exchanged for 0.225 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer; (ii) amend the Warrant Agreement to add the definition of “Adjusted Expiration Date” to mean the last day of the Exercise Period of the Warrants, as adjusted, as a result of such mandatory exchange, during which such Warrants held by the registered holder are exercisable for Class A Shares in the event that the Company elects to exchange all of the Warrants (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, amendments, including the proposed Warrant Amendment, require the vote or written consent of holders of at least 65% of the number of the then outstanding Public Warrants and, separately with respect to any amendment to the terms of the Private Warrants or any provision of the Warrant Agreement with respect to the Private Warrants such as the Warrant Amendment, the vote or written consent of at least 65% of the number of the then outstanding Private Warrants.

Parties representing approximately 36.7% of the Public Warrants and 66.3% of the Private Warrants have agreed to tender their Warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation pursuant to tender and support agreements with us (each, a “Tender and Support Agreement”). Accordingly, if holders of an additional approximately 28.3% of the outstanding Public Warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described in the Prospectus/Offer to Exchange are satisfied or waived, then the Warrant Amendment will be adopted with respect to the Public Warrants. With respect to the Private Warrants, because holders of approximately 66.3% of the Private Warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation, if the other conditions described in the Prospectus/Offer to Exchange are satisfied or waived, then the Warrant Amendment will be adopted with respect to the Private Warrants.

Holders of the Warrants may not consent to the Warrant Amendment without tendering the Warrants in the Offer and holders may not tender such Warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent relating to the Warrants, and therefore by tendering the Warrants for exchange holders will be delivering to us their consent. Holders of Warrants may revoke their consent at any time prior to the Expiration Date (as defined below) by withdrawing the Warrants they have tendered in the Offer.

Warrants not exchanged for shares of Class A Common Stock pursuant to the Offer will remain outstanding subject to their current terms or amended terms if the Warrant Amendment is approved. We reserve the right to redeem any of the Warrants, as applicable, pursuant to their then current terms at any time, including prior to the completion of the Offer and Consent Solicitation, and if the Warrant Amendment is approved, we intend to require the exchange of all outstanding Warrants for shares of Class A Common Stock as provided in the Warrant Amendment.

THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

1.	The Prospectus/Offer to Exchange;

2.

The Letter of Transmittal and Consent, (i) for your use in (a) accepting the Offer, (b) providing your consent, with respect to your Public Warrants, to the Warrant Amendment and (c) tendering Warrants for exchange and (ii) for the information of your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender Warrants and provide consent;

3.

The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer and Trust Company (the “Exchange Agent”) prior to the Expiration Date;

4.

A form of letter which may be sent by you to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.	A return envelope addressed to Continental Stock Transfer and Trust Company (the “Exchange Agent”).

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - General Terms - Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Standard Time, on June 2, 2023, or such later time and date to which the Company may extend.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, the information agent, the dealer manager and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters - Fees and Expenses”) for soliciting tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Warrants.

Any questions you have regarding the Offer should be directed to Lily Arteaga, Director, Investment Advisory, AlTi Global, Inc., 1111 Brickell Avenue Suite 2802, Miami, FL 33131, Tel. (305) 373-8033, Email:lily.arteaga@alvariuminvestments.com.

You may also direct questions concerning exchange procedures and requests for additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer and Consent Solicitation is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY, 10022

Warrantholders may call toll-free: (877) 456-3510

Banks and Brokers may call collect: (212) 750-5833

Very truly yours,

AlTi Global, Inc.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person as the agent of the Company, the Exchange Agent, the dealer manager, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents, the documents incorporated by reference therein, and the statements contained or incorporated by reference therein.